[redacted]

CM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2008
DIVISION OF MARKET REGULATION

08031362

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFITHS MCBURNEY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 KING STREET WEST, SUITE 300
(No. and Street)

TORONTO	ONTARIO	M5H 1J8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBORAH STARKMAN, CHIEF FINANCIAL OFFICER 416-943-6169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 BAY STREET	TORONTO	ONTARIO	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2007 $
ASSETS	
Cash and cash equivalents	4,945,325
Cash segregated under federal regulations *[note 5]*	5,000,000
Security owned	371,370
Due from clearing broker *[note 3]*	7,150,734
Due from customers	745,495
Commodity taxes recoverable *[note 6]*	400,657
Income taxes recoverable	193,596
Other assets	69,055
	18,876,232
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities	61,927
Due to	
Affiliate *[note 3]*	99,517
Clearing broker *[note 3]*	745,495
Due to customers	7,150,734
Total liabilities	8,057,673
Stockholder's equity	
Capital stock	
Authorized	
Unlimited common shares	
Issued and outstanding	
2,875,000 common shares	2,875,000
Retained earnings	7,644,408
Accumulated other comprehensive income	299,151
Total stockholder's equity	10,818,559
	18,876,232

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Griffiths McBurney Corp.

We have audited the statement of financial condition of **Griffiths McBurney Corp.** as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Griffiths McBurney Corp.** at December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Toronto, Canada,
February 1, 2008.

Chartered Accountants

Griffiths McBurney Corp.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

1. INCORPORATION AND CORPORATE ACTIVITIES

Griffiths McBurney Corp. [the "Company"] was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. [the "FINRA"]. The Company's primary source of revenue is from commissions for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method provided for in the Securities and Exchange Commission's [the "SEC"] Rule 15c3-1. The Company clears all transactions with, and for its customers through, GMP Securities L.P. ["GMP Securities"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest-bearing treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions and balances

Securities transactions and balances with customers, brokers and financial institutions and margins for these balances are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis. The Company reimburses certain clients for brokerage and research services under soft dollar arrangements. These reimbursed expenses are netted against commission revenue.

Security owned

The security owned consists of an investment in The NASDAQ Stock Market, Inc. shares, which is carried at fair value that is determined using the published market price at the year-end, with changes in fair value reported in trading gains on the statement of income.

Use of estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Fair values of financial assets and liabilities

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate their carrying values due to their short-term nature or imminent maturity.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translations are included in other comprehensive income.

Income taxes

The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

3. RELATED PARTY TRANSACTIONS

On June 20, 2006, the Company entered into an amended arrangement with GMP Securities, a related party under common control and the clearing broker, whereby GMP Securities will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administration services to the Company. The trading and administrative services expense is an allocation of commission revenue to GMP Securities under an operating agreement to cover the costs associated with execution, clearing and record keeping. The remaining expenses are paid by GMP Securities on behalf of the Company and are recorded as an intercompany payable, which is settled on a regular basis.

The due to affiliate balance, due to GMP Securities, as at December 31, 2007 under this operating agreement is $99,517 which is due on demand and is non-interest bearing. The balance due from clearing broker of $7,150,734 and due to clearing broker of $745,495 represents omnibus accounts which include all of the Company's outstanding client activity.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at December 31, 2007, the Company had net capital of $9,798,010 which is $9,548,010 in excess of the required minimum net capital of $250,000.

5. DEPOSIT SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

A cash amount of $5,000,000 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

6. COMMODITY TAXES RECOVERABLE

Commodity taxes recoverable represents amounts receivable from Canada Revenue Agency in connection with Goods and Services Tax paid to GMP Securities for clearing services.

7. COMMITMENTS

The Company has a commitment to pay for certain research services over a rolling two-year period. The amount of this commitment in 2008 and 2009 is $108,450 and $42,300, respectively.

8. FEDERAL REGULATION RULE 17a-5

The Company filed a copy of its December 31, 2007 statement of financial condition with the Securities and Exchange Commission pursuant to Rule 17a-5 of the Securities Act of 1934. Such report is available for examination at the office of the Securities and Exchange Commission in Boston, Massachusetts or Toronto at the Company's offices at 145 King Street West, Suite 300, Toronto, Ontario, Canada, M5H 1J8.

END